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                                                    Filed by First Capital, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                      Subject Company: Hometown Bancshares, Inc.
                                                    Commission File No.: 0-25023



      On February 13, 2003, First Capital, Inc., an Indiana Corporation, issued the following press release:

PRESS RELEASE

*FOR IMMEDIATE RELEASE*

            FIRST CAPITAL, INC. RECEIVES OFFICE OF THRIFT SUPERVISION
                  APPROVAL TO ACQUIRE HOMETOWN BANCSHARES, INC.

      Corydon, Indiana, February 13, 2003 -- First Capital, Inc. (Nasdaq: FCAP) announced that it has received the approval of the Office of Thrift Supervision to acquire Hometown Bancshares, Inc., New Albany, Indiana. Upon completion of the acquisition, Hometown Bancshares will be merged with and into First Capital and Hometown Bancshares' wholly-owned subsidiary, Hometown National Bank, will be merged with and into First Harrison Bank, a wholly-owned subsidiary of First Capital, Inc.

      The merger is subject to certain conditions, including the approval of the stockholders of Hometown Bancshares at Hometown Bancshares' special meeting of stockholders to be held on March 13, 2003. The companies expect to complete the merger on March 20, 2003.

FORWARD-LOOKING STATEMENTS

      This news release contains certain forward-looking statements about the proposed merger of First Capital and Hometown Bancshares. These statements include statements regarding the anticipated closing date of the transaction. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimate," and "intend" or future or conditional verbs such as "will," "would," "should," "could" or "may." Certain factors that could cause actual results to differ materially from expected include delays in completing the merger and changes in the securities markets.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

      STOCKHOLDERS OF HOMETOWN BANCSHARES AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS THAT IS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, AS AMENDED,



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THAT FIRST CAPITAL HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC")
IN CONNECTION WITH THE PROPOSED MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT FIRST CAPITAL, HOMETOWN BANCSHARES, THE MERGER, THE PERSONS SOLICITING PROXIES IN THE MERGER AND THEIR INTERESTS IN THE MERGER AND RELATED MATTERS. Investors are able to obtain all documents filed with the SEC by First Capital free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Capital are available free of charge from the Corporate Secretary of First Capital at 220 Federal Drive N.W., Corydon, Indiana 47112, telephone (812) 738-2198. READ THE PROXY STATEMENT-PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

For further information contact:

First Capital
William W. Harrod
(812) 738-2198

Hometown Bancshares
C. Ronald Clark
(812) 949-2265





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